Exhibit 99.1

FANGDD REGAINS COMPLIANCE WITH NASDAQ MINIMUM MARKET VALUE REQUIREMENT

SHENZHEN, China, March 27, 2023 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a leading property technology company in China, today announced that it had received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) dated March 24, 2023, indicating that the Company has regained compliance with the minimum market value of publicly held shares (“MVPHS”) of US$5 million as required by Nasdaq Listing Rule 5450(b)(1)(C) for continued listing on the Nasdaq Global Market.

As previously announced, the Company was notified by Nasdaq on October 20, 2022 that it was not in compliance with the Nasdaq listing requirement to maintain a MVPHS of at least US$5 million for a period of 30 consecutive business days. The Company was provided a compliance period of 180 calendar days until April 18, 2023 to regain compliance. On March 24, 2023, based on the Company’s MVPHS for the last 11 consecutive business days, from March 9 to March 23, 2023, Nasdaq confirmed that the Company’s MVPHS had been greater than US$5 million. Accordingly, the Company has regained compliance with the MVPHS requirement and this matter was closed.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com